Exhibit 99.1

ZKH Group Limited Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

SHANGHAI, China, March 19, 2024 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter and Fiscal Year 2023 Operational and Financial Highlights

	Fourth Quarter				Fiscal Year
	2022	2023	Change		2022	2023	Change

	(in thousand RMB, except for days, percentage and basis points (“bps”))
GMV[1]	2,669,138	3,207,139	20.2%		9,372,961	11,083,035	18.2%
GMV by Platform
ZKH Platform	2,457,580	2,907,077	18.3%		8,563,478	10,112,872	18.1%
GBB Platform	211,558	300,062	41.8%		809,483	970,163	19.8%
GMV by Business Model
Product Sales (1P)	2,173,506	2,321,861	6.8%		7,928,804	8,336,846	5.1%
Marketplace (3P)	495,632	885,279	78.6%		1,444,159	2,746,189	90.2%
Number of Customers	36,401	42,220	16.0%		58,004	66,562	14.8%
ZKH Platform	26,319	31,174	18.4%		40,495	48,211	19.1%
GBB Platform	10,082	11,046	9.6%		17,509	18,351	4.8%
Net Revenue[2]	2,259,750	2,443,961	8.2%		8,315,236	8,721,175	4.9%
Gross Profit	376,265	417,151	10.9%		1,317,670	1,452,434	10.2%
% of Net Revenue	16.7%	17.1%	41.8	bps	15.8%	16.7%	80.8	bps
Operating Loss	(89,078)	(6,779)	-92.4%		(685,706)	(398,724)	-41.9%
% of Net Revenue	-3.9%	-0.3%	366.5	bps	-8.2%	-4.6%	367.4	bps
Non-GAAP EBITDA[3]	(56,741)	43,272	-176.3%		(561,337)	(211,896)	-62.3%
% of Net Revenue	-2.5%	1.8%	428.2	bps	-6.8%	-2.4%	432.1	bps
Net (Loss)/Profit	(83,531)	20,229	-124.2%		(731,121)	(304,900)	-58.3%
% of Net Revenue	-3.7%	0.8%	452.4	bps	-8.8%	-3.5%	529.6	bps
Non-GAAP Adjusted Net (Loss)/Profit[4]	(82,224)	27,538	-133.5%		(626,141)	(287,507)	-54.1%
% of Net Revenue	-3.6%	1.1%	476.5	bps	-7.5%	-3.3%	423.3	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “Despite a challenging macro environment, we ended 2023 with solid growth, an improved gross margin, reduced losses, and, importantly, profitability in the fourth quarter, demonstrating the resilience and continued growth of the MRO industry and our strong execution to drive our business forward. We have invested and strengthened our advantages in (i) product capabilities through product category expansion and product line extension, (ii) client coverage and servicing capabilities by optimizing sales team’s structure, and (iii) digitalization and artificial intelligence capabilities by integrating our industry know-how, data assets, and IT talents. As we look ahead to 2024, brimming with both challenges and opportunities, we will continue to invest, refine, and optimize our operations to propel long-term growth. In addition, we are aiming to officially launch our overseas business in the United States in the second half of 2024.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 Net revenue under the marketplace model is recognized on a net basis. Therefore, a higher proportion of GMV generated by the marketplace model tends to increase the difference in growth rate between GMV and net revenue. The proportion of GMV generated by the marketplace model was 18.6% and 15.4% for the fourth quarter of 2022 and for the fiscal year of 2022, and 27.6% for fourth quarter of 2023 and 24.8% for the fiscal year of 2023, respectively.

3 Non-GAAP EBITDA is defined as profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

4 Non-GAAP adjusted net (loss)/profit is defined as net (loss)/profit excluding share-based compensation expenses and interest expenses due to the issuance of Series F Convertible Notes, which have been fully converted into Series F preferred shares without payment of interest.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “We are delighted with our fourth quarter operational and financial performance, which enabled us to finish 2023 on a strong note, especially as we mark our first quarter as a public company. Powered by our growth from both the ZKH Platform and the GBB Platform, our full-year GMV increased by 18.2% year over year, compared with an increase of 9.2% in 2022. Concurrently, we demonstrated a clear path to profitability, with gross margin improving by 80.8 basis points in 2023 while operating loss margin and adjusted net loss margin narrowing by 366.5 and 476.5 basis points in the fourth quarter, respectively, marking the seventh consecutive quarter of year-over-year improvement. Notably, we achieved profitability in the fourth quarter of 2023, with an adjusted net profit of RMB27.5 million, resulting in a year-over-year decrease of RMB338.6 million in our full-year adjusted net loss.”

Fourth Quarter 2023 Financial Results

Net Revenues. Net revenues were RMB2,444.0 million (US$344.2 million), representing an increase of 8.2% from RMB2,259.8 million in the same period of 2022, with increases in all categories of net revenues primarily due to continued growth in MRO market demand.

	Fourth Quarter
	2022	2023	Change

	(in thousand RMB, except for percentage)
Net Revenue	2,259,750	2,443,961	8.2%
Net Product Revenues	2,188,957	2,324,986	6.2%
From ZKH Platform	1,978,830	2,028,986	2.5%
From GBB Platform	210,127	296,000	40.9%
Net Service Revenues	56,942	98,592	73.1%
Other Revenues	13,851	20,383	47.2%

•	Net Product Revenues. Net product revenues were RMB2,325.0 million (US$327.5 million), representing an increase of 6.2% from RMB2,189.0 million in the same period of 2022. The increase was mainly attributable to higher revenues generated from the ZKH platform and the GBB platform, primarily driven by increased customer numbers.

•	Net Service Revenues. Net service revenues were RMB98.6 million (US$13.9 million), an increase of 73.1% from RMB56.9 million in the same period of 2022, primarily due to the growth of the marketplace model on the ZKH platform.

•	Other Revenues. Other revenues were RMB20.4 million (US$2.9 million), an increase of 47.2% from RMB13.9 million in the same period of 2022, mainly attributable to higher revenues generated from the Company’s warehousing and logistic services.

Cost of Revenues. Cost of revenues was RMB2,026.8 million (US$285.5 million), representing an increase of 7.6% from RMB1,883.5 million in the same period of 2022, in line with the growth of the Company’s product sales model.

Gross Profit and Gross Margin. Gross profit was RMB417.2 million (US$58.8 million), an increase of 10.9% from RMB376.3 million in the same period of 2022. Gross margin was 17.1%, compared with 16.7% in the same period of 2022. The increase was driven by the significant growth of the marketplace model on the ZKH platform. The lower gross margin on product sales was due to the impact of inventory write-downs.

	Fourth Quarter
	2022	2023	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	376,265	417,151	10.9%
% of Net Revenue	16.7%	17.1%	41.8	bps
Under Product Sales (1P)
ZKH Platform	297,317	291,915	-1.8%
% of Net Product Revenues from ZKH Platform	15.0%	14.4%	-63.8	bps
GBB Platform	14,752	18,688	26.7%
% of Net Product Revenues from GBB Platform	7.0%	6.3%	-70.7	bps
Under Marketplace (3P)	56,942	98,592	73.1%
% of Net Service Revenues	100%	100.0%	-
Others	7,254	7,956	9.7%
% of Other Revenues	52.4%	39.0%	-1,333.9	bps

Operating Expenses. Operating expenses were RMB423.9 million (US$59.7 million), a decrease of 8.9% from RMB465.3 million in the same period of 2022. Operating expenses as a percentage of net revenues were 17.3%, compared with 20.6% in the same period of 2022, demonstrating the Company’s improved operating efficiency and leverage.

•	Fulfillment Expenses. Fulfillment expenses were RMB107.8 million (US$15.2 million), an increase of 9.8% from RMB98.2 million in the same period of 2022. The increase was primarily attributable to higher employee benefit costs. Fulfillment expenses as a percentage of net revenues were 4.4%, compared with 4.3% in the same period of 2022.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB170.0 million (US$23.9 million), an increase of 3.2% from RMB164.7 million in the same period of 2022. The increase was primarily attributable to increased travel as well as marketing and promotion expenses as business travel and marketing and promotion activities resumed after COVID-19 restrictions were lifted. Sales and marketing expenses as a percentage of net revenues were 7.0%, compared with 7.3% in the same period of 2022.

•	Research and Development Expenses. Research and development expenses were RMB37.8 million (US$5.3 million), a decrease of 36.4% from RMB59.5 million in the same period of 2022. The decrease was primarily attributable to lower employee benefit costs as a result of a reduced average research and development headcount. Research and development expenses as a percentage of net revenues were 1.5%, compared with 2.6% in the same period of 2022.

•	General and Administrative Expenses. General and administrative expenses were RMB108.2 million (US$15.2 million), a decrease of 24.2% from RMB142.8 million in the same period of 2022. The decrease was primarily attributable to lower employee benefit costs as a result of a reduced average headcount. General and administrative expenses as a percentage of net revenues were 4.4%, compared with 6.3% in the same period of 2022.

Loss from Operations. Loss from operations was RMB6.8 million (US$1.0 million), compared with RMB89.1 million in the same period of 2022. Operating loss margin was 0.3%, compared with 3.9% in the same period of 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB43.3 million (US$6.1 million), compared with negative RMB56.7 million in the same period of 2022. Non-GAAP EBITDA margin was 1.8%, compared with negative 2.5% in the same period of 2022.

Net Profit/(Loss). Net profit was RMB20.2 million (US$2.8 million), compared with net loss of RMB83.5 million in the same period of 2022. Net profit margin was 0.8%, compared with net loss margin of 3.7% in the same period of 2022.

Non-GAAP Adjusted Net Profit/(Loss). Non-GAAP adjusted net profit was RMB27.5 million (US$3.9 million), compared with non-GAAP adjusted net loss of RMB82.2 million in the same period of 2022. Non-GAAP adjusted net profit margin was 1.1%, compared with non-GAAP adjusted net loss margin of 3.6% in the same period of 2022.

Basic and Diluted Net Profit/(Loss) per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Profit/(Loss) per ADS6. Basic and diluted net profit per ADS were RMB0.98 (US$0.14), compared with basic and diluted net loss per ADS of RMB4.22 in the same period of 2022. Non-GAAP adjusted basic and diluted net profit per ADS were RMB0.45 (US$0.06), compared with non-GAAP adjusted basic and diluted net loss per ADS of RMB2.17 in the same period of 2022.

Fiscal Year 2023 Financial Results

Net Revenues. Net revenues were RMB8,721.2 million (US$1,228.4 million), representing an increase of 4.9% from RMB8,315.2 million in 2022, with increases in all categories of net revenues primarily due to continued growth in MRO market demand.

	Fiscal Year
	2022	2023	Change

	(in thousand RMB, except for percentage)
Net Revenue	8,315,236	8,721,175	4.9%
Net Product Revenues	8,086,920	8,341,603	3.1%
From ZKH Platform	7,277,260	7,381,501	1.4%
From GBB Platform	809,660	960,102	18.6%
Net Service Revenues	179,508	307,412	71.3%
Other Revenues	48,808	72,160	47.8%

•	Net Product Revenues. Net product revenues were RMB8,341.6 million (US$1,174.9 million), representing an increase of 3.1% from RMB8,086.9 million in 2022. The increase was mainly attributable to higher revenues generated from the ZKH platform and the GBB platform, primarily driven by increased customer numbers.

•	Net Service Revenues. Net service revenues were RMB307.4 million (US$43.3 million), an increase of 71.3% from RMB179.5 million in 2022, primarily due to the significant growth of the marketplace model on the ZKH platform.

5 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

6 Non-GAAP adjusted basic and diluted net profit/(loss) per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

•	Other Revenues. Other revenues were RMB72.2 million (US$10.2 million), an increase of 47.8% from RMB48.8 million in 2022, mainly attributable to higher revenues generated from the Company’s warehousing and logistic services.

Cost of Revenues. Cost of revenues was RMB7,268.7 million (US$1,023.8 million), representing an increase of 3.9% from RMB6,997.6 million in 2022, in line with the growth of the Company’s product sales model.

Gross Profit and Gross Margin. Gross profit was RMB1,452.4 million (US$204.6 million), an increase of 10.2% from RMB1,317.7 million in 2022. Gross margin was 16.7%, compared with 15.8% in 2022. The increase was driven by the significant growth of the marketplace model on the ZKH platform. The lower gross margin on product sales was due to the impact of inventory write-down.

	Fiscal Year
	2022	2023	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	1,317,669	1,452,434	10.2%
% of Net Revenue	15.8%	16.7%	80.8	bps
Under Product Sales (1P)
ZKH Platform	1,045,024	1,046,209	0.1%
% of Net Product Revenues from ZKH Platform	14.4%	14.2%	-18.7	bps
GBB Platform	55,756	61,789	10.8%
% of Net Product Revenues from GBB Platform	6.9%	6.4%	-45.1	bps
Under Marketplace (3P)	179,508	307,412	71.3%
% of Net Service Revenues	100.0%	100.0%	-
Others	37,381	37,024	-1.0%
% of Other Revenues	76.6%	51.3%	-2,528.0	bps

Operating Expenses. Total operating expenses were RMB1,851.2 million (US$260.7 million), a decrease of 7.6% from RMB2,003.4 million in 2022. Operating expenses as a percentage of net revenue were 21.2%, compared with 24.1% in 2022, showing improved operating efficiency and leverage.

•	Fulfillment Expenses. Fulfillment expenses were RMB439.0 million (US$61.8 million), a decrease of 6.1% from RMB467.4 million in 2022. The decrease was primarily attributable to (i) the decrease in distribution expenses as the Company switched to more distribution service providers that can offer competitive rates and increased direct cooperation with local transportation fleets instead of relying on distribution service providers as intermediaries, and (ii) the decrease in rental expenses. Fulfillment expenses as a percentage of net revenues were 5.0%, compared with 5.6% in 2022.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB700.8 million (US$98.7 million), an increase of 2.6% from RMB683.2 million in 2022. The increase was primarily attributable to increased travel as well as marketing and promotion expenses as business travel and marketing and promotion activities resumed after COVID-19 restrictions were lifted, partially offset by lower employee benefit costs as a result of a reduced average sales and marketing headcount. Sales and marketing expenses as a percentage of net revenues were 8.0%, compared with 8.2% in 2022.

•	Research and Development Expenses. Research and development expenses were RMB175.9 million (US$24.8 million), a decrease of 26.9% from RMB240.5 million in 2022. The decrease was primarily attributable to lower employee benefit costs as a result of a reduced average research and development headcount. Research and development expenses as a percentage of net revenues were 2.0%, compared with 2.9% in 2022.

•	General and Administrative Expenses. General and administrative expenses were RMB535.5 million (US$75.4 million), a decrease of 12.5% from RMB612.3 million in 2022. The decrease was primarily attributable to lower employee benefit costs as a result of a reduced average headcount, partially offset by increased travel expenses. General and administrative expenses as a percentage of net revenues were 6.1%, compared with 7.4% in the same period of 2022.

Loss from Operations. Loss from operations was RMB398.7 million (US$56.2 million), compared with RMB685.7 million in 2022. Operating loss margin was 4.6%, compared with 8.2% in 2022.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB211.9 million (US$29.8 million), compared with negative RMB561.3 million in 2022. Non-GAAP EBITDA margin was negative 2.4%, compared with negative 6.8% in 2022.

Net Loss. Net loss was RMB304.9 million (US$42.9 million), compared with RMB731.1 million in 2022. Net loss margin was 3.5%, compared with 8.8% in 2022.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB287.5 million (US$40.5 million), compared with RMB626.1 million in 2022. Non-GAAP adjusted net loss margin was 3.3%, compared with 7.5% in 2022.

Basic and Diluted Net Loss per ADS and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS. Basic and diluted net loss per ADS were RMB22.08 (US$3.11), compared with RMB32.88 in 2022. Non-GAAP adjusted basic and diluted net loss per ADS were RMB6.58 (US$0.93), compared with RMB16.54 in 2022.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.12 billion (US$299.2 million), compared with RMB2.01 billion as of December 31, 2022.

Net cash used in operating activities was RMB59.3 million (US$8.4 million) in the fourth quarter of 2023, compared with net cash generated from operating activities of RMB31.8 million in the same period of 2022. Net cash used in operating activities was RMB567.9 million (US$80.0 million) in 2023, compared with RMB504.2 million in 2022.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, March 19, 2024, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2023.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	3148822

The replay will be accessible through March 26, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4272788

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, dedicated to propelling the MRO industry’s digital transformation to drive cost reduction and efficiency improvement industry-wide. Leveraging its outstanding product selection and recommendation capabilities, ZKH provides digitalized, one-stop MRO procurement solutions that enable its customers to transparently and efficiently access a wide selection of quality products at competitive prices. The Company also facilitates timely and reliable product delivery with professional fulfillment services. By catering specifically to the needs of MRO suppliers and customers through its unmatched digital infrastructure, the Company empowers all participants in the value chain to achieve more.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net profit/(loss), non-GAAP adjusted net profit/(loss) per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net profit/(loss) for a specific period as net profit/(loss) in the same period excluding share-based compensation expenses and interest expense due to the issuance of Series F Convertible Notes, which have been fully converted into Series F preferred shares without payment of interests. The Company defines non-GAAP EBITDA as profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net profit/(loss) per ADS is calculated by dividing adjusted net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net profit/(loss) and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company's non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release, ZKH’s strategic and operational plans and statements under the “Business Outlook” section, contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,954,246	1,090,621	153,641
Restricted cash	51,610	159,751	22,470
Short-term investments	-	874,210	123,130
Accounts receivable (net of allowance for credit losses of RMB96,959 and RMB107,032 as of December 31, 2022 and 2023, respectively)	3,067,064	3,639,794	512,654
Notes receivable	310,708	352,997	49,719
Inventories	655,997	668,984	94,224
Prepayments and other current assets	243,630	168,117	23,679
Total current assets	6,283,255	6,954,474	979,517

Non-current assets:
Property and equipment, net	166,740	145,288	20,463
Land use right	10,930	11,033	1,554
Operating lease right-of-use assets, net	297,937	224,930	31,681
Intangible assets, net	24,051	20,096	2,830
Goodwill	30,807	30,807	4,339
Total non-current assets	530,465	432,154	60,867
Total assets	6,813,720	7,386,628	1,040,384

Liabilities
Current liabilities:
Short-term borrowings	250,000	585,000	82,396
Accounts and notes payable	2,566,136	2,883,370	406,114
Operating lease liabilities	95,775	91,230	12,849
Advance from customers	31,131	19,907	2,804
Accrued expenses and other current liabilities	539,191	448,225	63,131
Total current liabilities	3,482,233	4,027,732	567,294

Non-current liabilities:
Non-current operating lease liabilities	214,427	146,970	20,700
Other non-current liabilities	782	507	71
Total non-current liabilities	215,209	147,477	20,771
Total liabilities	3,697,442	4,175,209	588,065

	As of December 31,
	2022	2023
	RMB	RMB	US$
Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0000001 par value; 58,480,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	26,934	-	-
Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) (US$0.0000001 par value; 84,480,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	40,608	-	-
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0000001 par value; 734,209,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	389,960	-	-
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (US$0.0000001 par value; 277,730,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	240,033	-	-
Series C1 convertible redeemable preferred shares (“Series C1 Preferred Shares”) (US$0.0000001 par value; 604,820,600 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	769,548	-	-
Series C2 convertible redeemable preferred shares (“Series C2 Preferred Shares”) (US$0.0000001 par value; 372,859,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	458,503	-	-
Series D1 convertible redeemable preferred shares (“Series D1 Preferred Shares”) (US$0.0000001 par value; 705,523,600 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	1,219,370	-	-
Series D2 convertible redeemable preferred shares (“Series D2 Preferred Shares”) (US$0.0000001 par value; 105,302,000 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	179,429	-	-
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.0000001 par value; 803,222,500 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	2,226,911	-	-
Series F convertible redeemable preferred shares (“Series F Preferred Shares”) (US$0.0000001 par value; 392,013,413 and nil shares authorized, issued and outstanding as of December 31, 2022, and 2023, respectively)	1,631,477	-	-
Total mezzanine equity	7,182,773	-	-

	As of December 31,
	2022	2023
	RMB	RMB	US$
ZKH Group Limited shareholders’ (deficit)/equity:
Ordinary shares (USD0.0000001 par value; 496,253,373,300 and 496,253,373,300 shares authorized; 1,218,621,800 and 5,621,490,964 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	4	1
Additional paid-in capital	-	8,139,349	1,146,403
Statutory reserves	5,278	6,013	847
Accumulated other comprehensive loss	(51,910)	(25,154)	(3,543)
Accumulated deficit	(4,024,102)	(4,908,793)	(691,389)
Total ZKH Group Limited shareholders’ (deficit)/equity	(4,070,733)	3,211,419	452,319
Non-controlling interests	4,238	-	-
Total shareholders’ (deficit)/equity	(4,066,495)	3,211,419	452,319
Total liabilities, mezzanine equity and shareholders’ deficit	6,813,720	7,386,628	1,040,384

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,188,957	2,324,986	327,467	8,086,920	8,341,603	1,174,890
Net service revenues	56,942	98,592	13,886	179,508	307,412	43,298
Other revenues	13,851	20,383	2,871	48,808	72,160	10,164
Total net revenues	2,259,750	2,443,961	344,224	8,315,236	8,721,175	1,228,352
Cost of revenues	(1,883,485)	(2,026,810)	(285,470)	(6,997,566)	(7,268,741)	(1,023,781)
Operating expenses
Fulfillment	(98,231)	(107,823)	(15,187)	(467,384)	(438,959)	(61,826)
Sales and marketing	(164,749)	(170,026)	(23,948)	(683,206)	(700,791)	(98,704)
Research and development	(59,517)	(37,841)	(5,330)	(240,534)	(175,915)	(24,777)
General and administrative	(142,846)	(108,240)	(15,245)	(612,252)	(535,493)	(75,423)
Loss from operations	(89,078)	(6,779)	(956)	(685,706)	(398,724)	(56,159)
Interest and investment income	7,935	10,418	1,467	14,559	53,703	7,564
Interest expense	(7,590)	(6,556)	(923)	(94,182)	(19,343)	(2,724)
Others, net	5,366	23,086	3,252	33,737	59,659	8,403
(Loss)/profit before income tax	(83,367)	20,169	2,840	(731,592)	(304,705)	(42,916)
Income tax (expenses)/benefits	(164)	60	8	471	(195)	(27)
Net (loss)/profit	(83,531)	20,229	2,848	(731,121)	(304,900)	(42,943)
Less: net income/(loss) attributable to non-controlling interests	35	(44)	(6)	333	(393)	(55)
Less: net income/(loss) attributable to redeemable non-controlling interests	3,101	-	-	4,227	(193)	(27)
Net (loss)/profit attributable to ZKH Group Limited	(86,667)	20,273	2,854	(735,681)	(304,314)	(42,861)
Accretion on preferred shares to redemption value	(73,281)	(79,870)	(11,249)	(509,281)	(660,070)	(92,969)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(159,948)	(59,597)	(8,395)	(1,244,962)	(964,384)	(135,830)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(83,531)	20,229	2,848	(731,121)	(304,900)	(42,944)
Other comprehensive loss:
Foreign currency translation adjustments	(23,052)	76,369	10,756	(50,980)	26,756	3,769
Total comprehensive (loss)/profit	(106,583)	96,598	13,604	(782,101)	(278,144)	(39,175)
Less: comprehensive income/(loss) attributable to non-controlling interests	35	(44)	(6)	333	(393)	(55)
Less: comprehensive income/(loss) attributable to redeemable non-controlling interests	3,101	-	-	4,227	(193)	(27)
Total comprehensive (loss)/profit attributable to ZKH Group Limited	(109,719)	96,642	13,610	(786,661)	(277,558)	(39,093)
Accretion on Preferred Shares to redemption value	(73,281)	(79,870)	(11,249)	(509,281)	(660,070)	(92,969)
Total comprehensive (loss)/profit attributable to ZKH Group Limited’s ordinary shareholders	(183,000)	16,772	2,361	(1,295,942)	(937,628)	(132,062)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.12)	(0.03)	(0.00)	(0.94)	(0.63)	(0.09)
Weighted average number of shares						-
Basic and diluted	1,325,036,140	2,138,210,789	2,138,210,789	1,325,036,140	1,528,540,765	1,528,540,765

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(4.22)	(0.98)	(0.14)	(32.88)	(22.08)	(3.11)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,858,175	61,091,737	61,091,737	37,858,175	43,672,593	43,672,593

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(83,531)	20,229	2,849	(731,121)	(304,900)	(42,944)
Income tax expenses/(benefits)	164	(60)	(8)	(471)	195	27
Interest expenses	7,590	6,556	923	94,182	19,343	2,724
Depreciation and amortization expenses	19,036	16,547	2,331	76,073	73,466	10,347
Non-GAAP EBITDA	(56,741)	43,272	6,095	(561,337)	(211,896)	(29,846)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(83,531)	20,229	2,849	(731,121)	(304,900)	(42,944)
Add:
Share-based compensation expenses	(1,109)	7,309	1,029	31,899	17,393	2,448
Interest expense due to the issuance of Series F Convertible Notes	2,416	-	-	73,081	-	-
Adjusted net (loss)/profit	(82,224)	27,538	3,878	(626,141)	(287,507)	(40,496)

Non-GAAP net (loss)/profit attributable to ordinary shareholders per share
Basic and diluted	(0.06)	0.01	0.00	(0.47)	(0.19)	(0.03)
Weighted average number of ordinary shares
Basic and diluted	1,325,036,140	2,138,210,789	2,138,210,789	1,325,036,140	1,528,540,765	1,528,540,765

Non-GAAP net (loss)/profit attributable to ordinary shareholders per ADS
Basic and diluted	(2.17)	0.45	0.06	(16.54)	(6.58)	(0.93)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,858,175	61,091,737	61,091,737	37,858,175	43,672,593	43,672,593